UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
       BRENMAN, DAVID W.
       MELLON FINANCIAL CENTER, SUITE 1001
       1775 SHERMAN STREET
       DENVER, CO  80203
   USA
2. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
       MAY 1999
5. If Amendment, Date of Original (Month/Year)
       JUNE 10, 1999
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
    $.01 PAR VALUE COMMON S|05/17/|J(a)| |1,534             |A  |NIL        |7,174              |D     |                           |
TOCK                       |99    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to|$2.00/sh|N/A  |    | |           |   |12/04|09/25|Common Stock|12,500 |N/A    |12,500      |D  |            |
 Buy)                 |        |     |    | |           |   |/98  |/08  |            |       |       |            |   |            |
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Stock Option (Right to|$2.00/sh|05/28|D   | |12,500     |D  |12/04|09/25|Common Stock|12,500 |N/A    |-0-         |D  |            |
 Buy) (b)             |        |/99  |    | |           |   |/98  |/08  |            |       |       |            |   |            |
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Stock Option (Right to|$2.875/s|05/28|A   | |12,500     |A  |12/04|09/25|Common Stock|12,500 |N/A    |12,500      |D  |            |
 Buy) (b)             |h       |/99  |    | |           |   |/98  |/08  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(a)   Shares issued as compensation for services as a director for calendar
1998.
(b) The reported transaction involves the reclassification of qualified stock options granted on 9/25/98 conditioned on shareholder approval of amendments to the USEG Stock Option Plan (obtained on 12/4/98) from qualified to non-qualified. An amendment to the May Form 4 filed on June 23, 1999 reported a reclassification and repricing of the options to $2.00 per share. It was later determined that the option price needed to remain at
$2.875 per share, the reason for this additional amendment. The reclassification and repricing of these stock options are exempt under Rule
16b-3.
SIGNATURE OF REPORTING PERSON
     /s/    David W. Brenman
DATE
     August 18, 1999